FOURTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
CHARRON FAVREAU L.L.C.

THIS FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Charron Favreau L.L.C., a California limited liability company (the "*Company*") is made and entered into effective as of September 15, 2017 by and between the Company, Kurt Charron, Aimee Garcia, Rouzbeh K. Kordestani, Ronak K. Kordestani, Ali Farsio, and William Graves as the Members of the Company, and such additional Members as may be admitted from time to time in accordance with the terms of this Agreement.

WHEREAS, the Company was organized as a California limited liability company on August 12, 2011;

WHEREAS, the Company and the Members amended and restated the Limited Liability Company Agreement of the Company in November of 2013, in July of 2014; and on April 1, 2016, and

WHEREAS, the Company and the Members now desire to further amend and restate the Limited Liability Company Agreement of the Company to reflect current membership Units on Exhibit B.

NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the parties, intending legally to be bound, agree as follows:

Article 1
DEFINITIONS

1.1 *Definitions.* In this Agreement, unless otherwise specifically stated, the capitalized terms used herein have the respective meanings specified or referred to in *Annex I*, attached hereto and incorporated herein by reference. Other terms are defined in the text of this Agreement and, throughout this Agreement, those terms have the meanings respectively ascribed to them.

Article 2
ORGANIZATION AND PURPOSE

2.1 *Organization.* The Company was organized as a California limited liability company pursuant to the provisions of the Act on August 12, 2011 by the execution and delivery of the Articles of Organization, a copy of which is attached hereto as *Exhibit A*, to the California Secretary of State. The Company shall be governed by and subject to the terms of this Agreement.

2.2 *Name of the Company.* The name of the Company is Charron Favreau L.L.C. The Company may do business under that name and under any other name or names which the Manager selects. If the Company does business under a name other than that set forth in its Articles of Organization, then the Company shall file an assumed business name as required by law.

2.3 *Purpose.* The Company is organized to engage in any lawful business permitted for a limited liability company under the Act, as such business activities may be determined by the

Manager from time to time.

2.4   *Term.* The term of the Company, which commenced on the date of filing of the Articles of Incorporation, shall continue until dissolved and terminated pursuant to *Article 9* of this Agreement.

2.5   *Principal Office.* The principal office of the Company in the State of California shall be located at 4682 Calle Bolero Unit B, Camarillo, California 93012 or at any other place within the State of California that the Manager selects.

2.6   *Registered Agent.* The name and address of the Company's registered agent in the State of California shall be Kurt Charron at 1920 Hillhurst Ave. #303, Los Angeles, California 90027.

2.7   *Members.* The name, present mailing address, initial Capital Account balances, number of Units, and Percentage Interest of each Member is set forth on *Exhibit B*, as amended from time to time.

2.8   *Article 8 Election.* Each Unit in the Company shall constitute a "security" within the meaning of:

2.8.1   Article 8 of the Uniform Commercial Code (including Section 8- 102(a)(15) and Section 8-103(c) thereof) as in effect from time to time in the State of California; and

2.8.2   Article 8 of the Uniform Commercial Code of California and any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

The Company shall be deemed to have "opted-in" to the foregoing provisions for the purpose of the Uniform Commercial Code. Notwithstanding any provision of this Agreement to the contrary, to the extent that any provision of this Agreement is inconsistent with any non- waivable provision of Article 8 of the Uniform Commercial Code, the provisions of Article 8 of the Uniform Commercial Code shall govern. This Section 2.8 may not be amended until all outstanding certificates evidencing one or more Units have been surrendered for cancellation, and any purported amendment to this Section 2.8 prior to such time shall be null and void.

2.9   *Certificated Interests.* Each Unit shall be evidenced by a certificate, and each certificate evidencing one or more Units shall be substantially in the form reproduced in Schedule B hereto, and shall bear the following legend:

"EACH LIMITED LIABILITY COMPANY INTEREST IN THE COMPANY SHALL CONSTITUTE A "SECURITY" WITHIN THE MEANING OF AND BE GOVERNED BY, ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE, INCLUDING SECTION 8-102(A)(15) AND SECTION 8-103(C) THEREOF."

"THIS SECURITY HAS NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES OR BLUE SKY LAWS

OF CALIFORNIA OR ANY OTHER STATE AND MAY BE OFFERED AND MAY BE SOLD ONLY IF REGISTERED AND QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES OR BLUE SKY LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS APPLICABLE."

"THE LIMITED LIABILITY COMPANY INTERESTS IN THE COMPANY REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT NOW ON FILE WITH THE ISSUER, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER. SUCH TRANSFER RESTRICTIONS MAY INCLUDE A RIGHT OF FIRST REFUSAL HELD BY THE ISSUER OR ITS ASSIGNEE(S) AND ARE BINDING ON TRANSFEREES OF THESE INTERESTS."

Each Member and each Person hereafter acquiring any Units acknowledges being notified that this Agreement contains restrictions on the Transfer of any Units. In connection with registering any Transfer of any Units, the Company shall notify the transferee of the restrictions on the Transfer of Units contained in this Agreement.

Article 3
UNITS AND CAPITAL CONTRIBUTIONS

3.1   *Initial Capital Contributions and Issuance of Units.* The Capital Contributions which each Member has made or is required to make to the Company are set forth on *Exhibit B*. The Company may issue additional Units only upon the unanimous affirmative vote of the Members held at a Special Meeting convened for such purpose.

3.2   *No Additional Capital Contributions.* No Member shall be obligated to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.3   *No Interest on Capital Contributions.* Members shall not be paid interest on their Capital Contributions.

3.4   *Return of Capital Contributions.* Except as otherwise provided in this Agreement, no Member shall have the right to receive any return of any Capital Contribution.

3.5   *Form of Return of Capital.* If a Member is entitled to receive a return of a Capital Contribution, the Member shall not have the right to receive anything but cash in return of the Member's Capital Contribution.

3.6   *Loans.* Any Member may make or cause a loan to be made to the Company in an amount and on those terms upon which the Company, acting through its Manager, and the Member agree.

Article 4
ALLOCATIONS AND DISTRIBUTIONS

4.1   *Allocations.*

4.1.1   Allocations of Operating Profit and Operating Loss. After giving effect to the special allocations set forth in *Section 4.3*, for any Allocation Period of the Company, Operating Profit or Operating Loss shall be allocated to the Members in proportion to their Percentage Interests.

4.1.2   Allocations of Capital Gain and Capital Loss. After giving effect to the special allocations set forth in *Section 4.3*, for any Allocation Period of the Company, Capital Gain or Capital Loss (and to the extent necessary individual items of income, gain, loss, deduction or credit) shall be allocated among the Members in a manner such that if the Company were dissolved, its affairs wound up and its assets distributed to the Partners in accordance with their Capital Account balances immediately after making such allocation, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to *Section 4.2.3*.

4.2   *Distributions.*

4.2.1   Distributions for Taxes. Unless otherwise unanimously agreed to by the Members, the Company shall, to the extent it has Available Cash, annually make distributions to the Members in proportion to their Percentage Interests to permit the Members to pay Federal income taxes with respect to their allocable shares of income from the Company for such taxable year. Such annual distributions shall be made within ninety (90) days of the close of the Company's taxable year in question. For purposes of this *Section 4.2.1*, and unless otherwise unanimously agreed to by the Members, the Manager shall assume that the Members' income from the Company is subject to the highest marginal federal income tax rate applicable to individuals, taking into account the character of income or gain.

4.2.2   Distributions of Net Operating Cash Flow. Subject to *Section 4.2.5*, distributions of Net Operating Cash Flow shall be made to the Members in proportion to their Percentage Interests in such amount and at such time as determined by the Manager in his sole discretion.

4.2.3   Distributions of Capital Proceeds. Subject to *Section 4.2.5*, Distributions of Capital Proceeds shall be made to the Members in such amount and at such time as determined by the Manager in his sole discretion, provided that any such distribution shall be made as follows:

      (a) First, to Investor Members, allocated according to each such Member's proportionate share of the Investor Unreturned Capital Contributions, until each such Member's Investor Unreturned Capital Contributions are equal to zero;

      (b) Second, to Kurt Charron until his Unreturned Capital Contribution is equal to zero;

      (c) Third, to the Members pro rata according to their Percentage Interests.

      4.2.4   <u>Withholding</u>. The Manager is authorized to withhold from distributions, or with respect to allocations or payments, to Members and to pay over to the appropriate federal, state or local governmental authority any amounts required to be withheld pursuant to the Code or provisions of applicable state or local law. All amounts withheld pursuant to the preceding sentence in connection with any payment, distribution or allocation to any Member shall be treated as amounts distributed to such Member pursuant to this *Section 4.2*.

      4.2.5   <u>Limitation on Distributions</u>. Notwithstanding any other provision of this Agreement, distributions shall be permitted under this *Section 4.2* only to the extent of the Company's legally available funds for distribution as described in the ACT.

      4.3   *Regulatory Allocations*. The special allocations described in the following paragraphs of this *Section 4.3* shall be made for each Allocation Period in the order of the paragraphs:

      4.3.1   <u>Minimum Gain Chargeback</u>. Except as set forth in Regulation Section 1.704-2(f), if, during any Allocation Period, there is a net decrease in Minimum Gain, each Member shall be specially allocated items of gross income and gain for such Allocation Period (and, if necessary, subsequent Allocation Periods) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of items of gross income and gain pursuant to this *Section 4.3.1* shall be made as described in Regulation Sections 1.704-2(f) and (j). This *Section 4.3.1* is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of Regulation Section 1.704-2(f) and all other Regulation Sections relating thereto.

      4.3.2   <u>Member Minimum Gain Chargeback</u>. Except as set forth in Regulation Section 1.704-2(i)(4), if, during any Allocation Period, there is a net decrease in Member Minimum Gain, each Member with a share of that Member Minimum Gain as of the beginning of such year shall be specially allocated items of gross income and gain for such Allocation Period (and, if necessary, subsequent Allocation Periods) in an amount equal to that Member's share of the net decrease of Member Minimum Gain, computed in accordance with Regulation Section 1.704-2(i)(4). Allocations of items of gross income and gain pursuant to this *Section 4.3.2* shall be made as described in Regulation Sections 1.704-2(i)(4) and (j). This *Section 4.3.2* is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of Regulation Section 1.704-2(i)(4) and all other Regulation Sections relating thereto.

4.3.3 <u>Qualified Income Offset</u>. No Member shall be allocated Losses or deductions if the allocation causes the Member to have an Adjusted Capital Account Deficit. If a Member unexpectedly receives any adjustments, allocations, or distributions described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which results in or increases an Adjusted Capital Account Deficit at the end of any Allocation Period, then all items of income and gain of the Company for that Allocation Period shall be allocated to that Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible; provided that an allocation pursuant to this *Section 4.3.3* will be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this *Article 4* have been tentatively made as if this *Section 4.3.3* were not in this Agreement. This *Section 4.3.3* is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulation Section 1.704-1(b)(2)(ii)(d) and all other Regulation Sections relating thereto.

4.3.4 <u>Limitation on Allocation of Operating Loss and Capital Loss</u>. If the allocation of Operating Loss and Capital Loss to a Member as provided in *Section 4.1* hereof would create or increase an Adjusted Capital Account Deficit, there shall be allocated to such Member only that amount of Operating Loss or Capital Loss as will not create or increase an Adjusted Capital Account Deficit; provided that an allocation pursuant to this *Section 4.3.4* will be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this *Article 4* have been tentatively made as if this *Section 4.3.4* were not in this Agreement. The Operating Loss or Capital Loss that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to the limitations of this *Section 4.3.4*.

4.3.5 <u>Nonrecourse Deductions</u>. Nonrecourse Deductions for an Allocation Period or other period shall be specially allocated among the Members in proportion to their Percentage Interests.

4.3.6 <u>Member Nonrecourse Deductions</u>. Any Member Nonrecourse Deductions for any Allocation Period or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the liability to which the Member Nonrecourse Deduction is attributable in accordance with Regulation Section 1.704-2(i).

4.3.7 <u>Curative Allocation</u>. The allocations set forth in *Sections 4.3.1* through *4.3.6* (the "*Regulatory Allocations*") are intended to comply with certain requirements of Regulation Section 1.704-1(b) and Regulation Section 1.704-2. Notwithstanding any other provision of this *Article 4*, the Company shall take the Regulatory Allocations into account in allocating other Operating Profits, Operating Losses, Capital Gain, Capital Loss, and items of income, gain, loss and deduction to the Members so that, to the extent possible, the net amount of such allocations of Operating Profits, Operating Losses, Capital Gain, Capital Loss, and other items shall be equal to the amount that would have been allocated to each Member if the Regulatory Allocations had not occurred.

4.3.8   Overriding Allocation. It is the intent of the Company that each Member's share of income, gain, loss, deduction or credit (or item thereof) shall be allocated in accordance with *Section 4.1* to the fullest extent permitted by Section 704(b) of the Code. To preserve and protect the allocations provided for in *Section 4.1*, the Manager is authorized and directed to allocate income, gain, loss, deduction or credit (or item thereof) arising in any year differently than otherwise provided for in *Section 4.1* if, and to the extent that, the allocations under *Section 4.1* would cause the allocations to violate Section 704(b) of the Code. Any allocation made pursuant to this *Section 4.3.8* shall be deemed to be a complete substitute for any allocation otherwise provided for in *Section 4.1* and no amendment of this Agreement or approval of any Member shall be required.

4.4   *Tax Allocations.*

4.4.1   Tax Allocations Follow Book Allocations. Except as otherwise provided herein, and to the extent permitted by Regulation Section 1.704-1(b)(4)(i) for federal and state income tax purposes each item of income, gain, loss and deduction of the Company shall be allocated to the Members in a manner that equitably reflects the manner its corresponding item of "book" income, gain, loss or deduction has been allocated under *Section 4.1* and *4.3*.

4.4.2   Contributed Property and Book-ups. To the extent permitted or required by Section 704(c) of the Code and the Regulations thereunder, Regulation Section 1.704-l(b)(2)(iv)(d)(3) and Regulation Section 1.704-1(b)(2)(iv)(f), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its Gross Asset Value under any method approved under Section 704(c) of the Code and the applicable Regulation as chosen by the Manager. If the Gross Asset Value of any Company asset is adjusted pursuant to the definition of Gross Asset Value herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the manner required under Section 704(c) of the Code and the Regulations thereunder under any method approved under Section 704(c) of the Code and the applicable Regulation as chosen by the Manager.

4.4.3   Election under Section 754 of the Code. To the extent an adjustment to the tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

4.4.4   Recapture. In making any allocation among the Members of income or gain from the sale or other disposition of a Company asset, the ordinary income portion, if any, of such income and gain resulting from the recapture of cost recovery or other deductions shall be allocated among those Members who were previously allocated (or whose predecessors-in-interest were previously allocated) the cost recovery deductions or other deductions resulting in the recapture items, in proportion to the amount of such cost recovery deductions or other deductions previously allocated to them.

4.4.5   Guaranteed Payments. To the extent any compensation paid to any Member by the Company is determined by the Internal Revenue Service not to be a guaranteed payment under Section 707(c) of the Code or is not paid to the Member other than in the Person's capacity as a Member within the meaning of Section 707(a) of the Code, the Member shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Member's Capital Account shall be adjusted to treat the payment of that compensation as a distribution.

4.4.6   Withholding. All amounts required to be withheld pursuant to Section 1446 of the Code or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Members for all purposes under this Agreement.

4.4.7   Other Allocations. All items of Company income, gain, loss, deduction and credit the allocation of which is not otherwise provided for in this Agreement, including allocation of such items for tax purposes, shall be allocated among the Members in the same proportions as they share Operating Profits, Operating Losses, Capital Gain, and Capital Loss for the Allocation Period pursuant to this *Article 4*.

4.5   *General.*

4.5.1   Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Manager.

4.5.2   Operating Profits, Operating Losses, Capital Gain, Capital Loss, and any other items of income, gain, loss or deduction shall be allocated to the Members pursuant to this *Article 4* as of the last day of each Fiscal Year, provided that Operating Profits, Operating Losses, Capital Gain, Capital Loss, and such other items shall also be allocated at such times as the Gross Asset Values of Company assets are adjusted pursuant to clause (ii) of the definition of "Gross Asset Value".

4.5.3   If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their fair market value, and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled. Unless the Members otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Manager. The income or loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the income or loss shall be allocated as provided in *Section 4.1* and shall be properly credited or charged to the Capital

Accounts of the Members prior to the distribution of the assets in liquidation pursuant to *Section 9.3*.

4.5.4   All Operating Profits, Operating Losses, Capital Gain, and Capital Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the Allocation Period for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer or an event which terminates the continued membership of a Member in the Company under the Act during the taxable year, the Operating Profits, Operating Losses, Capital Gain, and Capital Loss shall be allocated between the original Member and the successor on the basis of the number of days each was a Member during the taxable year; provided, however, to the extent permitted under Section 706 of the Code, the Company's taxable year shall be segregated into two or more segments in order to account for Operating Profits, Operating Losses, Capital Gain, Capital Loss, or proceeds attributable to any extraordinary nonrecurring items of the Company.

4.5.5   The Manager is hereby authorized, upon the advice of the Company's tax counsel, to amend this *Article 4* to comply with the Code and the Regulations promulgated under Section 704(b) of the Code; provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

Article 5
MANAGEMENT

5.1   *Election of Manager*. Except as otherwise expressly provided in this Agreement, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, a manager (the "*Manager*"). The initial Manager of the Company shall be Kurt Charron (the "*Initial Manager*"). Except as otherwise provided in this Agreement, each successor Manager (a "*Successor Manager*") shall be elected by the Members in accordance with *Article 6* hereof.

5.2   *Powers of the Manager*. The Manager shall have complete discretion and authority in the management and control of the business and affairs of the Company, including the right to make and control all ordinary and usual decisions concerning the business and affairs of the Company. The Manager shall, subject to *Section 5.3*, possess all power on behalf of the Company, to do or authorize the Company or employees and agents of the Company, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company, including but not limited to the following:

5.2.1   To conduct the Company's business;

5.2.2   To maintain bank accounts and draw checks or other orders for the payment of money and to maintain brokerage, mutual funds and similar accounts;

5.2.3   To bring or defend, pay, collect, compromise, arbitrate, resort to legal action, or otherwise adjust claims or demands of or against the Company;

5.2.4 To deposit, withdraw, invest, pay, retain, and distribute the Company's funds in a manner consistent with the provisions of this Agreement;

5.2.5 To take all action which may be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of the State of California and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged;

5.2.6 To invest temporarily Company property in short-term instruments or money market funds;

5.2.7 To purchase from other Persons, at the expense of the Company, contracts of liability, casualty and other insurance that the Manager deems advisable, appropriate or convenient for the protection of the Company property or for any purpose convenient or beneficial to the Company;

5.2.8 To acquire by purchase, lease, or otherwise, any real or personal property, tangible or intangible, and to execute or modify leases with respect to any part or all of the assets of the Company;

5.2.9 To construct, operate, maintain, finance, and improve, and to own, sell, convey, assign, mortgage, or lease any real estate and any personal property in the Company's name;

5.2.10 To borrow money for and on behalf of the Company, and, in connection therewith, execute and deliver instruments to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the sums borrowed, provided that any borrowing in excess of $100,000 shall be approved by a Super Majority Vote of the Investor Members;

5.2.11 To prepay, in whole or in part, refinance, amend, modify, or extend any mortgages or deeds of trust which may affect any asset of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals or modifications of such mortgages or deeds of trust;

5.2.12 To enforce the terms of any contract lawfully entered into by or on behalf of the Company;

5.2.13 To execute and deliver any and all agreements, instruments or other documents as are necessary or desirable to carry out the intentions and purposes of the above duties and powers; and

5.2.14 To do such other acts as the Manager may deem necessary or advisable, or as may be incidental to or necessary for the conduct of the business of the Company.

FOURTH AMENDED & RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF CHARRON FAVREAU L.L.C.

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Notwithstanding any other provision of this *Section 5.2*, the Manager shall not have the authority, right or power to take any action described in *Section 5.3* hereof unless such action is approved by the Members or to take any other action that by the terms of this Agreement or any other agreement requires the approval of a specified percentage of the Members unless such requisite approval is obtained, as applicable, and provided further that the delegation of authority in this *Section 5.2* may be revoked in whole or in part with respect to any Successor Manager at any time or from time to time by the Members (but no such revocation shall affect the rights of a third party under a contract entered into by the Company pursuant to such delegated authority prior to the revocation thereof).

5.3   *Limitations on Powers of Manager.* The enumeration of powers in this Agreement shall not limit the general or implied powers of the Manager or any additional powers provided by law. Notwithstanding the foregoing, *Section 5.2*, or any other provision contained in this Agreement to the contrary, no act shall be taken, sum expended, decision made, obligation incurred or power exercised by the Company, the Manager, a Successor Manager, any employees or agents of the Company on behalf of the Company with respect to any of the following, except with the approval of the Members (by meeting or written consent) by Super Majority Vote:

5.3.1   The sale, lease, transfer, encumbrance or other disposition by the Company of all or substantially all of its assets;

5.3.2   Any merger or consolidation involving the Company;

5.3.3   Any split, combination or reclassification of any Member's Units;

5.3.4   Any change of the Company's name or any amendment or restatement of the Articles of Incorporation or this Agreement, including, without limitation, any change in the purposes of the Company; or

5.3.5   The purchase, lease, exchange or acquisition of any equity interest or assets of any other Person, other than in the ordinary course of business.

5.4   *Limitation on Member's Right to Bind Company.* Unless expressly authorized to do so by this Agreement or by the Manager in writing, no Member, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

5.5   *Compensation.* The Manager shall not be entitled to compensation for services rendered, but shall be entitled to reimbursement from the Company for reasonable out-of-pocket expenses incurred in attending any meeting and in performing its obligations as the Manager.

5.6   *Resignation and Removal.* The Manager may resign at any time by giving 60 days' notice to the Company and the Members. Such resignation shall be made in writing and shall take effect when the notice is delivered, unless the notice specifies a later effective date. The Members may not remove the Initial Manager as the Manager. The Members at a special meeting called expressly for that purpose, may remove from office, with or without cause, any Successor Manager and elect his or her successor.

5.7 *Vacancies.* Upon the resignation, death, bankruptcy, or adjudication of incompetence of the Initial Manager, a Successor Manager shall be appointed by the Members within sixty (60) days of such event. In case of any vacancy in any Successor Manager, including a vacancy resulting from an action described in *Section 5.6* not otherwise filled by the Members pursuant to *Section 5.6*, the Members shall fill the vacancy.

5.8 *Standard of Care; Liability.* The Manager shall discharge its duties as Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner it reasonably believes to be in the best interests of the Company. The Manager shall not be liable for any monetary damages to the Company for any breach of such duties except for receipt of a financial benefit to which the Manager is not entitled or a knowing violation of the law.

Article 6
MEETING OF MEMBERS

6.1 *Place of Meetings.* Meetings of Members shall be held at such place within or without the State of California as determined by the Manager, pursuant to proper notice.

6.2 *Annual Meeting.* An annual meeting of the Members of the Company shall be held each year on the date and at the time each year as determined by the Manager; provided, however, that the Manager may, in its sole discretion, elect not to hold an annual meeting. The failure to hold an annual meeting at the time stated herein does not affect the validity of any action taken by the Company.

6.3 *Special Meetings.* Meetings of the Members may be called for any proper purpose or purposes by the Manager or by a Member or Members holding more than fifteen percent (15%) of the Percentage Interests.

6.4 *Notice of Meetings.* A notice of all meetings, stating the place, day and hour of the meeting shall be given to each Member at his, her or its address shown on the records of the Company at least five (5) days prior thereto by the mailing of written notice, or at least two (2) days prior thereto by personal delivery of written notice or by telephonic or telegraphic notice, or other electronic means of notice (and the method of notice need not be the same to each Member). If notice is mailed, the notice shall be deemed effective when deposited in the United States mail properly addressed with postage thereon prepaid. If sent by facsimile or other electronic means, such notice shall be deemed effective when the facsimile machine or other electronic means prints or acknowledges that the transmission was successfully executed. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Members need be specified in the notice.

6.5 *Waiver of Notice*. Attendance of a Member at a meeting shall constitute a waiver of notice of the meeting, except where such Member attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Notification of a meeting may also be waived in writing. Attendance at a meeting is not a waiver of any right to object to the consideration of the matters required to be included in the notice of the meeting, but not so included, if the objection is expressly made at the meeting.

6.6 *Voting*. All Members shall be entitled to vote on any matter submitted to a vote of the Members. Members may vote either in person or by proxy at any meeting. Each Member shall be entitled to one vote for each Percentage Interest held by such Member. Fractional votes shall be permitted. Unless otherwise specifically provided, the Majority Vote of the Members shall be the act of the Members.

6.7 *Action by Written Consent*. Any action that may be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed and dated by Members holding the requisite Percentage Interests and such consent shall have the same force and effect as a vote of the signing Members at a meeting duly called and held pursuant to this *Article 6*.

6.8 *Proxies*. Members may vote at any meeting either in person or by proxy executed in writing and delivered to another Member. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

6.9 *Conference Telephone Meetings*. Meetings of the Members may be held by means of conference telephone or similar communications equipment so long as all Persons participating in the meeting can speak to and hear each other. Participation in a meeting by means of conference telephone shall constitute presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business thereat on the ground that the meeting is not lawfully called or convened.

6.10 *Deadlock*. A deadlock ("*Deadlock*") shall be deemed to exist if, with respect to any issue concerning the Company's affairs or management, the votes for and against the issue are evenly divided. If a Deadlock occurs and is not resolved, then any Member shall have an option to sell his or her Interest to any other Member by complying with the following procedures:

6.10.1 Initial Offer to Sell. The Member who desires to initiate the sale ("*Initiating Member*") shall make a written offer (the "*Deadlock Offer*") to sell his or her entire Interest (the "*Initiating Member's Interest*") to the other Members.

6.10.2 Terms of Deadlock Offer. The Deadlock Offer shall state the sales price, the terms and all other significant details that shall pertain to the proposed sale and shall specify payment in cash on closing.

6.10.3 Ninety (90) Day Option to Respond. Within ninety (90) days following receipt of the Deadlock Offer, a Member (the "*Responding Member*") may elect to purchase the Initiating Member's Interest for the price and on the terms specified in the Deadlock Offer. If

there is more than one Responding Member electing to purchase, then each such Responding Member's right and obligation to purchase shall be in the same proportion that his or her Percentage Interest bears to the Percentage Interests held by all Responding Members. The Responding Member(s) must purchase all of the Initiating Member's Interest and must close the purchase within ninety (90) days following the date of the Deadlock Offer.

6.10.4   Obligation to Purchase on Expiration of Deadlock Offer. If the Responding Member does not elect to purchase all of the Initiating Member's Interest within the ninety (90) day period, within thirty (30) days after the expiration of such ninety (90) day period, the Initiating Member shall be required to purchase, and the Responding Member shall be required to sell, the Responding Member's Interest on the same terms and conditions as the Deadlock Offer, pro-rated as appropriate based on the relevant Percentage Interests of the Initiating and Responding Members' Interests.

6.10.5   Obligations. In the event of a sale and purchase of a Member's Interest in the Company pursuant to this *Section 5.12* (a "*Sale*"), then any indebtedness of the Company held by the selling Member shall be sold by the selling Member and shall be purchased by the purchasing Member at its face amount (plus any accrued but unpaid stated interest) for cash at the time of the closing of the Sale.

6.10.6   Release of Guaranties. In conjunction with the closing of a Sale under this *Section 6.10*, the purchasing Member shall obtain a release of all guaranties made by the selling Member in favor of a third party. In the event that the purchasing Member cannot obtain such a release, the purchasing Member shall indemnify and hold harmless the selling Member for any loss, damage, or expense arising out of such guaranty.

6.10.7   Essential Provision. The Members agree that the provisions of this *Section 6.10* are essential to the Company and to each Member and to the extent that any provision of this Agreement or of the then existing law is inconsistent with the provisions of this *Section 6.10*, it is the intention of the Members that the provisions of this *Section 6.10* shall control.

Article 7
LIMITATION OF LIABILITY;
INDEPENDENT ACTIVITIES; INDEMNIFICATION

7.1   *Limitation of Liability*. Neither the Members nor the Manager of the Company shall be liable, responsible or accountable in damages or otherwise to the Company or the Members for any act or omission by any such Person performed in good faith pursuant to the authority granted to such Person by this Agreement or in accordance with its provisions, and in a manner reasonably believed by such Person to be within the scope of the authority granted to such Person and in the best interest of the Company; provided, however, that such Person shall retain liability for acts or omissions that involve gross negligence, intentional misconduct, a knowing violation of the law, a violation of the Act or for any transaction from which the Person will personally receive a benefit in money, property, or services to which the Person is not legally entitled.

7.2   *Limitations to Third Parties.* The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or the Manager of the Company shall be obligated personally for any such debt, obligation or liability by reason of being the Member or the Manager of the Company.

7.3   *Failure to Observe Formalities.* A failure to observe any formalities or requirements of this Agreement, the Articles of Incorporation or the Act shall not be grounds for imposing personal liability on the Members or the Manager for liabilities of the Company.

7.4   *Independent Activities.* Any Member or the Manager may engage in or possess an interest in other business ventures of every nature and description, independently or with others, including, without limitation, the ownership, financing, management, employment by, lending or otherwise participating in businesses that are similar to the business of the Company, and neither the Company nor the other Members shall have any right by virtue of this Agreement in and to such independent ventures as to the income or profits therefrom and shall not be liable for a breach of duty of loyalty or any other duty.

7.5   *Indemnification*

7.5.1   Indemnification. To the fullest extent permitted by applicable law, a Member, the Manager and each director, officer, partner, employee or agent thereof ("*Covered Person*") shall be entitled to indemnification from the Company from and against any judgments, settlements, penalties, fines or expenses incurred in a proceeding to which such Covered Person is a party because he or she is, or was, a Member or the Manager or for any loss, damage, or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified from or on account of acts or omissions of the Covered Person finally adjudged to be gross negligence, intentional misconduct or a knowing violation of the law, conduct of the Member or Manager adjudged to be in violation of the Act or any transaction with respect to which it is finally adjudged that such Covered Person received a benefit in money, property, or services to which such Covered Person was not legally entitled. Any indemnity under this *Section 7.5.1* shall be provided out of and to the extent of Company assets only, and no other Covered Person shall have any personal liability on account thereof.

7.5.2   Notice. In the event that any claim, demand, action, suit or proceeding shall be instituted or asserted or any loss, damage or claim shall arise in respect of which indemnity may be sought by a Covered Person pursuant to *Section 7.5.1*, such Covered Person shall promptly notify the Company thereof in writing. Failure to provide notice shall not affect the Company's obligations hereunder except to the extent the Company is actually prejudiced thereby.

7.5.3   Contest. The Company shall have the right, exercisable subject to the approval of the disinterested Covered Persons, to participate in and control the defense of any such claim, demand, action, suit or proceeding, and in connection therewith, to retain counsel reasonably satisfactory to each Covered Person, at the Company's expense, to represent each

Covered Person and any others the Company may designate in such claim, demand, action, suit or proceeding. The Company shall keep the Covered Person advised of the status of such claim, demand, action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the Covered Person with respect thereto.

Article 8
ADMISSIONS AND TRANSFERS

8.1 *Transfers Generally*. No Person may Transfer all or any portion of or any interest or rights in the Person's Interest except as provided in this *Article 8*. To be valid, any Transfer of an Interest must satisfy the following conditions:

8.1.1 The Transfer must be in compliance with the terms of this Agreement;

8.1.2 The transferor must deliver to the Company written evidence of a valid Transfer under the terms of this Agreement and a written agreement of the transferee (other than an existing Member) to be bound by the terms of this Agreement and to the appointment of the Manager as the transferee's attorneys-in-fact as set forth in *Section 11.2* hereof.

8.1.3 The Transfer must comply with applicable federal and state securities laws.

8.2 *Other Transfers*. If a Member or any other Person should desire to Transfer all or any portion of his or her Interest (the "*Offered Interest*") to a transferee, the Company shall have an option to purchase the Offered Interest from the transferor. The transferor shall first give notice to the Company and all Members of his or her proposed Transfer (the "*Offer Notice*"). The Offer Notice shall include: (i) the transferee's identity; (2) a true and complete copy of the transferee's offer; and (iii) the transferor's offer to sell the Offered Interest. The Company shall exercise its option by giving written notice to the transferor within thirty (30) days after receipt of the Offer Notice. The purchase price shall be the lesser of the price contained in the transferee's offer and the fair market value of the Offered Interest determined as follows:

8.2.1 A third party independent accounting firm shall determine the book value of the Company and shall make the following adjustments to determine the fair market value of the Units to be Transferred:

8.2.1.1 Real estate shall be appraised by independent professional appraisers selected by the Manager. The book value of the real estate shall be adjusted to reflect the current fair market value of the property after taking into account any federal, state or local taxes which would be due if the property was sold and a gain realized. In determining the federal income tax, the rate of tax used in the computation shall be the then applicable maximum individual capital gains tax rate;

8.2.1.2 Any other assets shall be adjusted to fair market value;

8.2.1.3 Appropriate reserves shall be established by the accountants for any contingent liability;

8.2.1.4   An appropriate discount for lack of marketability shall be made from the value determined after the adjustments in book value have been made as provided in *Sections 8.2.1.1* through *8.2.1.3* above; and

8.2.1.5   A further appropriate discount for lack of control may be made from the value determined after the adjustments in book value have been made as provided in *Sections 8.2.1.1* through *8.2.1.4* above.

8.2.2   The purchase price shall at the Company's option be paid in a lump sum or in ten (10) equal annual installments with the first installment due ninety (90) days after the Company has given notice of the exercise of its option. Interest will be at the Applicable Federal Rate for a long term loan effective as of the date of the Transfer. The Company may accelerate any or all payments without incurring a prepayment penalty. Unless the parties agree otherwise, all payments shall be made in cash.

8.2.3   In the event the Company elects not to exercise its option, any Member shall have the option to purchase the Offered Interest at the price and on the terms stated in this *Article 8* for a period of forty-five (45) days following the receipt of the Offer Notice (the "*Offer Period*"). If more than one Member desires to purchase the Offered Interest, in the absence of an agreement between or among them, each purchasing Member shall purchase the Units in the proportion that his or her Units bear to the total Units of all of the Members who desire to exercise the option.

8.2.4   In the event neither the Company nor the Members elect to purchase the Offered Interest, the Member desiring to Transfer the Offered Interest may do so at any time within sixty (60) days after the last day of the Offer Period, provided that such Transfer shall be made on terms no more favorable to the transferee than the terms contained in the transferee's offer and provided further that any transferee shall acquire the Interest subject to the restrictions on further Transfer set forth in this Agreement. If the Offered Interest is not Transferred in accordance with the terms of the preceding sentence, the Offered Interest shall again become subject to all of the conditions and restrictions of this *Article 8*.

8.3   *Mandatory Conversion.* In the event that a Member (the "*Sanctioned Member*") is convicted of a crime that directly affects the operations or finances of the Company, breaches any non-disclosure, confidentiality, or non-compete agreement between the Sanctioned Member and the Company, or otherwise acts or fails to act in such a way to cause material financial or operational harm to the Company, the remaining Members, except any Member who is a Family Member of the Sanctioned Member (the "*Remaining Members*"), shall hold a special meeting to consider the Sanctioned Member's acts or failure to act. If the Remaining Members vote unanimously to sanction the Sanctioned Member, all of the Sanctioned Member's Units shall automatically and without further action be converted to non-voting Units of the Company and the Sanctioned Member shall no longer be included in any meetings of the Members pursuant to *Article 6*.

8.4   *Reasonableness of Restrictions.* Each Member hereby acknowledges the reasonableness of the provisions in this *Article 8* in view of the purposes of the Company and the relationship of the Members. The Transfer of any Interest or portion thereof in violation of the prohibition contained in this *Article 8* shall be deemed invalid, null and void, and of no force or effect. Any Person to whom an Interest or portion thereof is attempted to be Transferred in violation of this *Article 8* shall not be entitled to become a Member, to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company, or have any other rights in or with respect to the Units. The transferee shall not be admitted as a Member unless the Members unanimously consent.

8.5   *Withdrawal.* A Member may not withdraw from the Company prior to the time for the dissolution and commencement of winding up of the Company without the unanimous written consent of all of the Members.

Article 9
DISSOLUTION AND LIQUIDATION

9.1   *Events of Dissolution.* The Company shall be dissolved upon the happening of any of the following events:

9.1.1   upon the unanimous written agreement of the Members;

9.1.2   the entry of a decree of judicial dissolution pursuant to the Act; or

9.1.3   the happening of any event that makes it unlawful, impossible or impractical to carry on the business of the Company.

9.2   *Right to Continue.* The death, retirement, resignation, expulsion, adjudication of incapacity, bankruptcy of a Member or the occurrence of any other event which otherwise terminates the continued membership of a Member in the Company under the Act shall not result in the dissolution of the Company.

9.3   *Procedure for Winding Up and Dissolution.* If the Company is dissolved, the Manager shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Members and the Manager who are creditors, in satisfaction of the liabilities of the Company, and then, amounts in excess of any reserves deemed reasonably necessary by the Manager to pay all of the Company's claims and obligations shall be distributed to the Members in accordance with *Section 4.2.3* hereof. This Agreement shall remain in full force and effect during the period of winding up.

9.4 *Allocation of Profit and Loss in Liquidation.* The allocation of Operating Profits, Operating Losses, Capital Gain, Capital Loss, and other tax items or attributes following a dissolution event, including gain or loss from capital events occurring during the course of winding up, shall be determined in accordance with the provisions of *Article 4* and shall be credited or charged to the Capital Accounts of the Members in the same manner as such *Article 4* would require in the absence of dissolution and winding up.

9.5 *No Obligation to Restore Negative Capital Account Balance on Liquidation.* Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g), if any Member has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to the Company, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

9.6 *Return of Contribution Nonrecourse to Other Members.* Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member shall look solely to the Company properties for the return of its Capital Contribution. If the property remaining after the payment or discharge of liabilities of the Company is insufficient to return the Capital Contributions of the Members, no Member shall have recourse against any other Member.

9.7 *Termination.* The Manager shall comply with any requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Upon completion of the winding up, liquidation and distribution of the assets upon filing a Certificate of Cancellation pursuant to the Act, the Company shall be deemed terminated.

Article 10
BOOKS, RECORDS, AND ACCOUNTING

10.1 *Bank and Brokerage Accounts.* All funds of the Company shall be deposited in a bank account or brokerage accounts opened in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

10.2 *Books and Records.*

10.2.1 The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The records shall include, but not be limited to, complete and accurate information regarding the state of the business and financial condition of the Company, a copy of the Articles of Incorporation and this Agreement, all amendments thereto and any prior agreements no longer in effect, a current and a past list of the names and last known mailing addresses of all Members and the Manager, and the Company's federal, state, and local tax returns and reports, if any, for the three (3) most recent years. In addition, unless contained in the Articles of Incorporation, the records shall include a written statement of: (i) the amount of cash and a description of the agreed value of the other property or services contributed by each Member; (ii) times at which or events on the happening of which any additional contributions agreed to be made by each Member are to be made; and (iii) any right of a Member to receive distributions which include a return of all or any part of the Member's contribution.

10.2.2   The books and records shall be maintained in accordance with sound accounting practices consistently applied and shall be available at the Company's principal office for examination by any Member or the Member's duly authorized representative at any and all reasonable times during normal business hours.

10.2.3   Each Member shall reimburse the Company for all costs and expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

10.3   *Annual Accounting Period.* The annual accounting period of the Company shall be its Fiscal Year.

10.4   *Reports.*

10.4.1   *Annual Report.* The Manager shall file an annual report as required by the Secretary of State of the State of California.

10.4.2   *Quarterly Reports.* No later than 30 days after the close of each calendar quarter, the Manager shall provide to each of the Members written copies of the Company's unaudited financial reports, provided that the Manager may provide such written copies by mail, electronic mail, or facsimile, as determined in his reasonable discretion.

10.4.3   *Reports to Members Concerning Tax Information.* At least fifteen (15) days prior to the due date of the Members' federal income tax returns, the Manager shall deliver to the Members (and any unadmitted assignee), that tax information concerning the Company necessary for preparing the Member's income tax returns for that year.

10.5   *Tax Matters Member.* Kurt Charron shall be the Company's tax matters partner (*"Tax Matters Member"*). The Tax Matters Member shall have all powers and responsibilities provided in Sections 6221 to 6233 of the Code. The Tax Matters Member shall keep all Members informed of all notices from government taxing authorities that may come to the attention of the Tax Matters Member. The Company shall pay and be responsible for all reasonable third-party costs and expenses incurred by the Tax Matters Member in performing those duties. A Member shall be responsible for any costs incurred by the Member with respect to any tax audit or tax-related administrative or judicial proceeding against any Member, even though it relates to the Company. The Tax Matters Member shall not compromise any dispute with the Internal Revenue Service without the approval of the Members.

10.6   *Tax Elections.* The Manager shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation and elections under Section 754 of the Code. The decision to make or not make an election shall be at the Manager's sole and absolute discretion.

10.7   *Title to Company Property.*

10.7.1   Except as provided in *Section 10.7.2*, all real and personal property acquired by the Company shall be acquired and held by the Company in its name.

10.7.2   The Manager may direct that legal title to all or any portion of the Company's property be acquired or held in a name other than the Company's name. Without limiting the foregoing, the Manager may cause title to be acquired and held in its name or in the names of trustees, nominees, or straw parties for the Company. It is expressly understood and agreed that the manner of holding title to the Company's property (or any part thereof) is solely for the convenience of the Company and all of that property shall be treated as Company property.

Article 11
AMENDMENTS; GENERAL PROVISIONS

11.1   *Assurances.* Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

11.2   *Power of Attorney.* Each of the Members signatory hereto irrevocably constitutes and appoints the Manager as his, her or its true and lawful attorney-in-fact in his, her or its name, place and stead to make, execute, acknowledge and file (a) any instrument that may be required by the Company under the laws of the State of California or which the Manager may deem advisable to file; (b) any and all amendments or modifications of the instruments described in the preceding subdivision (a), subject to applicable law; and (c) all documents which may be required to effectuate the dissolution and termination of the Company, it being expressly understood and intended by each of the Members that the foregoing power of attorney is coupled with an interest.

11.3   *Notifications.* Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a *"Notice"*) required or permitted under this Agreement must be in writing and (a) delivered personally to the Person or to an officer of the Person to whom the same is directed, or (b) sent by facsimile, e-mail, overnight mail or registered or certified mail, return receipt requested, postage prepaid. Any Notice to be given hereunder by the Company shall be given by the Manager. A Notice must be addressed to any Member at the Member's last known address on the records of the Company. A Notice to the Company must be addressed to the Company's principal office. Any such Notice shall be deemed to be delivered, given and received for all purposes as of: (i) the date so delivered, if delivered personally, (ii) immediately, if sent by facsimile or e-mail (provided that facsimiles and emails sent on a non-business day will be deemed to be received on the next business day), or (iii) three (3) business days after mailing, if sent by overnight mail or registered or certified mail. Any party may designate, by Notice to all of the others, substitute addresses or addressees for Notices; thereafter, Notices are to be directed to those substitute addresses or addressees.

11.4   *Specific Performance.* The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to remedy the injury fully. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act that would constitute a breach or (ii) compelling the performance of any obligation that, if not performed, would constitute a breach.

11.5   *Amendment.*

11.5.1   This Agreement may be amended by the Members by Super Majority Vote, provided however that no amendment that materially reduces the distributions which may be made to a Member or an unadmitted assignee (or changes the allocation of Operating Profits, Operating Losses, Capital Gain, or Capital Loss to such Member or unadmitted assignee) may be made without such Member's consent. No provision of this Agreement requiring that any action be taken only upon approval by a unanimous vote of the Members may be modified, amended or repealed unless such modification, amendment or repeal is approved by a unanimous vote of the Members.

11.5.2   The Manager is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(1) and IRS Notice 2005-43, in order to provide for any election required thereunder and the ability to maintain or revoke the same, and shall have the authority to execute any such amendment by and on behalf of each Member. The Members hereby agree to take whatever action is reasonably required by the Manager in this regard.

11.6   *Complete Agreement.* This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty.

11.7   *Applicable Law.* All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of California.

11.8   *Section Titles.* The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

11.9   *Successors and Assigns.* This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

11.10   Resolution of Disputes.

11.10.1   *Mediation/Arbitration.* In the event of any dispute arising under or relating to this Agreement, the parties hereby agree to mediate any such dispute before a mediator. If the dispute is not resolved within sixty (60) days from the request for mediation, such dispute shall be submitted to arbitration before an arbitrator appointed by the American Arbitration Association in Los Angeles, California.

11.10.2   *Jurisdiction and Venue.* Any mediation, arbitration or lawsuit involving any dispute or matter arising under this Agreement may only be brought before the appropriate tribunal or court in Los Angeles, California. All Members hereby consent to the exercise of personal jurisdiction by any such tribunal or court with respect to any such proceeding.

11.11   *Terms.* Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

11.12   *Separability of Provisions.* Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

11.13   *Investment Representations.* The Interests in the Company have not been registered under the Securities Act of 1933 or any state securities laws (collectively, the "*Securities Acts*") because the Company is issuing Interests in reliance upon the exemptions from registration requirements of the Securities Acts, and the Company is relying upon the fact that the Interests are to be held by each Member for investment. Accordingly, each Member hereby confirms the following representations:

(a)   Interests have been acquired for such Member's own account, for investment and not with a view to the resale or distribution thereof and may not be offered or sold to anyone unless there is an effective registration or other qualification relating thereto under all applicable Securities Acts or unless such Member delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification is not required;

(b)   The Member understands that the Company is under no obligation to register the Interests or to assist any Member in complying with any exemption from registration under the Securities Acts;

(c)   The Member is experienced in evaluating and investing in companies such as the Company. The Member is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Interests;

(d)   The Member understands that: (i) the Company is a newly formed limited liability company with no prior operating history, revenues or earnings; (ii) there can be no assurance as to the amount, if any, of revenues or profits that the Company may generate; (iii) an investment in the Interest is highly speculative; (iv) investors must accept the risk of potentially losing their entire investment in the Company; (v) the Company has only very limited amounts of cash and may be required to obtain additional cash in order to finance its operations; and (vi) there can be no assurance that the Company will be able to obtain additional capital on acceptable terms or at all; and

(e)   The Member acknowledges that the Company has not made any representation or warranty, either express or implied, to Member regarding the Company, the Interest or the investment in the Interests.

11.14   *Counterparts.* This Agreement may be executed simultaneously in two (2) or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

11.15   *Consents.* Unless otherwise explicitly provided for herein, any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Company.

11.16   *Legends.* If certificates for any Unit or Units are issued, each such certificate shall bear such legends as may be required by applicable federal and state laws, or as may be deemed necessary or appropriate by the Manager to reflect restrictions upon Transfer contemplated herein.

(Remainder of page intentionally left blank.)

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
CHARRON FAVREAU L.L.C.

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

COMPANY

CHARRON FAVREAU L.L.C.

By: Kurt Charron, Manager

MEMBERS

_____	_____
Kurt Charron	Aimee Garcia
_____	_____
Rouzbeh K. Kordestani	Ronak K. Kordestani
_____	_____
Ali Farsio	William Graves

CONSENT OF SPOUSE

I, the undersigned spouse of a member of Charron Favreau LLC (the "Company"), acknowledge that I have read the Limited Liability Company Agreement (the "Agreement") for the Company, and having been informed of the purpose and content of the Agreement, do hereby consent to the signing of the Agreement by my spouse and agree to be bound by the provisions of the LLC Agreement insofar as I may have any rights or obligations in such agreement or any Units issued pursuant thereto. I hereby waive any right I may have, if any, under the community property laws of the State of California or any other state or otherwise to object to, prohibit, enjoin, revoke, set aside, partition, or otherwise seek to interfere with the transactions and other matters to which my spouse is agreeing under the Agreement.

Execution of this Consent of Spouse does not alter, create or otherwise affect my property rights, if any, or those of my spouse with regard to the Units in the Company which is the subject of the Agreement. I have signed this Consent of Spouse freely and voluntarily and with full knowledge of my rights, including the right to seek independent legal counsel to advise me on this Consent of Spouse and the Agreement.

_____
(Signature)

_____
(Print Name)

_____
(Date)

OR

___ (check if applicable)   I, Kurt Charron, hereby acknowledge and affirm that I am a single person.

_____
(Signature)

_____
(Print Name)

_____
(Date)

CONSENT OF SPOUSE

I, the undersigned spouse of a member of Charron Favreau LLC (the "Company"), acknowledge that I have read the Limited Liability Company Agreement (the "Agreement") for the Company, and having been informed of the purpose and content of the Agreement, do hereby consent to the signing of the Agreement by my spouse and agree to be bound by the provisions of the LLC Agreement insofar as I may have any rights or obligations in such agreement or any Units issued pursuant thereto. I hereby waive any right I may have, if any, under the community property laws of the State of California or any other state or otherwise to object to, prohibit, enjoin, revoke, set aside, partition, or otherwise seek to interfere with the transactions and other matters to which my spouse is agreeing under the Agreement.

Execution of this Consent of Spouse does not alter, create or otherwise affect my property rights, if any, or those of my spouse with regard to the Units in the Company which is the subject of the Agreement. I have signed this Consent of Spouse freely and voluntarily and with full knowledge of my rights, including the right to seek independent legal counsel to advise me on this Consent of Spouse and the Agreement.

_____
(Signature)

_____
(Print Name)

_____
(Date)

OR

___ (check if applicable)   I, Aimee Garcia, hereby acknowledge and affirm that I am a single person.

_____
(Signature)

_____
(Print Name)

_____
(Date)

CONSENT OF SPOUSE

I, the undersigned spouse of a member of Charron Favreau LLC (the "Company"), acknowledge that I have read the Limited Liability Company Agreement (the "Agreement") for the Company, and having been informed of the purpose and content of the Agreement, do hereby consent to the signing of the Agreement by my spouse and agree to be bound by the provisions of the LLC Agreement insofar as I may have any rights or obligations in such agreement or any Units issued pursuant thereto. I hereby waive any right I may have, if any, under the community property laws of the State of California or any other state or otherwise to object to, prohibit, enjoin, revoke, set aside, partition, or otherwise seek to interfere with the transactions and other matters to which my spouse is agreeing under the Agreement.

Execution of this Consent of Spouse does not alter, create or otherwise affect my property rights, if any, or those of my spouse with regard to the Units in the Company which is the subject of the Agreement. I have signed this Consent of Spouse freely and voluntarily and with full knowledge of my rights, including the right to seek independent legal counsel to advise me on this Consent of Spouse and the Agreement.

____
(Signature)

____
(Print Name)

____
(Date)

OR

___ (check if applicable) I, Rouzbeh K. Kordestani, hereby acknowledge and affirm that I am a single person.

____
(Signature)

____
(Print Name)

____
(Date)

CONSENT OF SPOUSE

I, the undersigned spouse of a member of Charron Favreau LLC (the "Company"), acknowledge that I have read the Limited Liability Company Agreement (the "Agreement") for the Company, and having been informed of the purpose and content of the Agreement, do hereby consent to the signing of the Agreement by my spouse and agree to be bound by the provisions of the LLC Agreement insofar as I may have any rights or obligations in such agreement or any Units issued pursuant thereto. I hereby waive any right I may have, if any, under the community property laws of the State of California or any other state or otherwise to object to, prohibit, enjoin, revoke, set aside, partition, or otherwise seek to interfere with the transactions and other matters to which my spouse is agreeing under the Agreement.

Execution of this Consent of Spouse does not alter, create or otherwise affect my property rights, if any, or those of my spouse with regard to the Units in the Company which is the subject of the Agreement. I have signed this Consent of Spouse freely and voluntarily and with full knowledge of my rights, including the right to seek independent legal counsel to advise me on this Consent of Spouse and the Agreement.

_____
(Signature)

_____
(Print Name)

_____
(Date)

OR

___ (check if applicable)   I, Ronak K. Kordestani, hereby acknowledge and affirm that I am a
single person.

_____
(Signature)

_____
(Print Name)

_____
(Date)

CONSENT OF SPOUSE

I, the undersigned spouse of a member of Charron Favreau LLC (the "Company"), acknowledge that I have read the Limited Liability Company Agreement (the "Agreement") for the Company, and having been informed of the purpose and content of the Agreement, do hereby consent to the signing of the Agreement by my spouse and agree to be bound by the provisions of the LLC Agreement insofar as I may have any rights or obligations in such agreement or any Units issued pursuant thereto. I hereby waive any right I may have, if any, under the community property laws of the State of California or any other state or otherwise to object to, prohibit, enjoin, revoke, set aside, partition, or otherwise seek to interfere with the transactions and other matters to which my spouse is agreeing under the Agreement.

Execution of this Consent of Spouse does not alter, create or otherwise affect my property rights, if any, or those of my spouse with regard to the Units in the Company which is the subject of the Agreement. I have signed this Consent of Spouse freely and voluntarily and with full knowledge of my rights, including the right to seek independent legal counsel to advise me on this Consent of Spouse and the Agreement.

_____
(Signature)

_____
(Print Name)

_____
(Date)

OR

___ (check if applicable)   I, Ali Farsio, hereby acknowledge and affirm that I am a single person.

_____
(Signature)

_____
(Print Name)

_____
(Date)

CONSENT OF SPOUSE

I, the undersigned spouse of a member of Charron Favreau LLC (the "Company"), acknowledge that I have read the Limited Liability Company Agreement (the "Agreement") for the Company, and having been informed of the purpose and content of the Agreement, do hereby consent to the signing of the Agreement by my spouse and agree to be bound by the provisions of the LLC Agreement insofar as I may have any rights or obligations in such agreement or any Units issued pursuant thereto. I hereby waive any right I may have, if any, under the community property laws of the State of California or any other state or otherwise to object to, prohibit, enjoin, revoke, set aside, partition, or otherwise seek to interfere with the transactions and other matters to which my spouse is agreeing under the Agreement.

Execution of this Consent of Spouse does not alter, create or otherwise affect my property rights, if any, or those of my spouse with regard to the Units in the Company which is the subject of the Agreement. I have signed this Consent of Spouse freely and voluntarily and with full knowledge of my rights, including the right to seek independent legal counsel to advise me on this Consent of Spouse and the Agreement.

_____
(Signature)

_____
(Print Name)

_____
(Date)

OR

___ (check if applicable)   I, William Graves, hereby acknowledge and affirm that I am a single person.

_____
(Signature)

_____
(Print Name)

_____
(Date)

FOURTH AMENDED & RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF CHARRON FAVREAU L.L.C.

EXHIBIT A

ARTICLES OF ORGANIZATION

EXHIBIT B

MEMBERS

Member/Address	Capital Account Balance	Percentage Interest	Units
Kurt Charron 1920 Hillhurst Ave. #303 Los Angeles, CA 90027	$35,000	42.86%	600,000
Aimee Garcia c/o Meloni Hribal Tratner 21255 Burbank Blvd. #250 Woodland Hills, CA 91367	$135,000	23.14%	324,000
Rouzbeh K. Kordestani	$147,000	13.86%	194,000
Ronak K. Kordestani	$133,000	11%	154,000
Ali Farsio	$56,000	3.14%	44,000
William Graves	$84,000	6%	84,000
TOTAL CAPITAL	$590,000	100%	1,400,000

AMENDED AND RESTATED LIMITED
LIABILITY COMPANY AGREEMENT
OF
CHARRON FAVREAU L.L.C.

ANNEX I

"Act" means the Revised Uniform Limited Liability Company Act of the State of California, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant Allocation Period, after giving effect to the following adjustments:

(i)   The Capital Account shall be credited with the amounts which the Member is deemed obligated to restore pursuant to Regulation Sections 1.704-2(g)(1) and (i)(5) (i.e., the Member's share of Minimum Gain and Member Minimum Gain); and

(ii)   The Capital Account shall be debited with the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"Agreement" means this Agreement, as amended from time to time.

"Allocation Period" means (i) any Fiscal Year, or (ii) any portion of a period described in clause (i) or (ii) for which the Company is required to allocate Operating Profits, Operating Losses, Capital Gain, Capital Loss, and other items of Company income, gain, loss or deduction pursuant to *Article 4* of this Agreement.

"Applicable Federal Rate" shall have the meaning given in Code Section 1274.

"Available Cash" means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any noncash charges, but less cash funds used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager.

"Capital Account" means the account to be maintained by the Company for each Member in accordance with the following provisions:

(i)   A Member's Capital Account shall be credited with the Member's Capital Contributions, the amount of any Company liabilities assumed by the Member (other than liabilities secured by Company property distributed to the Member), the Member's allocable share of Operating Profit and Capital Gain, and any item in the nature of income or gain specially allocated to the Member pursuant to the provisions of *Article 4* (other than *Section 4.4.2*); and

(ii)   A Member's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), the amount of the Member's individual liabilities that are assumed by the Company (other than liabilities that reduce the amount of any Capital Contribution made by such Member), the Member's allocable share of Operating Loss and Capital Loss, and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of *Article 4* (other than *Section 4.4.2*).

If any Interest is Transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the Transferred Interest. If the Gross Asset Value of Company property is adjusted as provided herein, the Capital Account of each Member shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"Capital Contribution" means the total amount of cash and the Gross Asset Value of any other assets contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed by the Company or to which the assets are subject.

"Capital Gain" or *"Capital Loss"* means, for each Allocation Period of the Company (or other period for which Capital Gain or Capital Loss must be computed), the Company's taxable gain or loss determined in accordance with Section 703(a) of the Code attributable to Capital Transactions subject to the adjustments provided in clauses (i) through (vi) of the definition of Operating Profit and Operating Loss.

"Capital Proceeds" means the gross receipts received by the Company from a Capital Transaction, plus (i) any reserves previously set aside from Capital Proceeds which are deemed available for distribution by the Manager, less (ii) amounts set aside for the payment of current debts and liabilities of the Company, including Company expenses, less (iii) amounts set aside for any reserves which the Manager may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

"Capital Transaction" means the refinancing, sale or disposition of substantially all of the assets of the Company.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Company" means Charron Favreau L.L.C.

"Covered Person" has the meaning set forth in *Section 7.5.1*.

"Deadlock" has the meaning set forth in *Section 6.10. "Deadlock*

Offer" has the meaning set forth in *Section 6.10.1.*

"Family Member" means, with respect to any Member, such Member's spouse, siblings (whether by whole or half-blood or adopted), and lineal antecedents and descendants (including any adopted descendants).

"Fiscal Year" means the calendar year.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, with the following adjustments:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of the asset, as determined by the contributing Member and the Company; and

(ii)   The Gross Asset Value of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Members, immediately prior to the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution, except as otherwise provided in this Agreement; (b) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for an interest in the Company; (c) the liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g); and
(d) the date the Company grants an Interest in the Company, other than a *de minimis* interest, as consideration for the provision of services to or for the benefit of the Company by an existing Member or a new Member.

All such adjustments shall be made in accordance with the rules set forth in Regulation Section 1.704-1(b)(2)(iv)(f). Notwithstanding the foregoing, adjustments pursuant to clauses (a), (b), (c) and (d) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. The Gross Asset Value of any Company asset distributed to any Member shall be adjusted immediately prior to such distribution to equal its fair market value (if not adjusted pursuant to clause (b) above). Depreciation shall be calculated by reference to Gross Asset Value, instead of tax basis, if Gross Asset Value differs from tax basis.

"Initial Manager" means the Person designated as such in *Section 5.1.*

"Initiating Member" has the meaning set forth in *Section 6.10.1. "Initiating*

Member's Interest" has the meaning set forth in *Section 6.10.1.*

"Interest" means the ownership interest of a Member in the Company (which shall be considered personal property for all purposes), consisting of (i) such Member's Percentage Interest in distributions and allocations of Operating Profits, Operating Losses, Capital Gain, and Capital Loss, (ii) such Member's right to vote or grant or withhold consents with respect to Company matters as provided herein or under the Act, and (iii) such Member's other rights and privileges as herein provided.

"Investor Unreturned Capital Contributions" means the aggregate Unreturned Capital Contributions of the Investor Members.

"Investor Members" means Aimee Garcia, Rouzbeh K. Kordestani, Ronak K. Kordestani, Ali Farsio, and William Graves.

"Majority Vote" means with respect to actions taken by Members, the affirmative vote in consent of Members more than fifty percent (50%) of the Percentage Interests.

"Manager" means the Person designated as such in or pursuant to *Section 5.1. "Member"*

means each Person, except the Company, signing this Agreement and any Person who subsequently is admitted as a member of the Company.

"Member Minimum Gain" has the meaning and shall be determined as set forth in Regulation Section 1.704-2(i) of the Regulations for "partner nonrecourse debt minimum gain."

"Member Nonrecourse Deductions" has the meaning and shall be determined as set forth in Regulation Section 1.704-2(i) for "partner nonrecourse deductions."

"Minimum Gain" has the meaning and shall be determined as set forth in Regulation Sections 1.704-2(b)(2) and 1.704-2(d) for "partnership minimum gain."

"Negative Capital Account" means a Capital Account with a balance of less than zero.

"Net Operating Cash Flow " means, with respect to any Fiscal Year, or other accounting period of the Company determined by the Manager, the sum of (i) all cash receipts of the Company (including interest received on reserves), but excluding Capital Contributions and Capital Proceeds, plus (ii) any reserves previously set aside from Net Operating Cash Flow which are deemed available for distribution by the Manager, less (iii) amounts set aside for the payment of current debts and liabilities of the Company, including Company expenses, less (iv) amounts set aside for any reserves which the Manager may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

"Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(b)(1).

"Notice" has the meaning set forth in *Section 11.3*.

"Offer Notice" has the meaning set forth in *Section 8.3*.

"Offered Interest" has the meaning set forth in *Section 8.3*.

"Offer Period" has the meaning set forth in *Section 8.3.3*.

"Operating Profit" and *"Operating Loss"* means, for each Allocation Period of the Company (or other period for which Operating Profit or Operating Loss must be computed), the Company's taxable income or loss determined in accordance with Section 703(a) of the Code, with the following

adjustments:

(i)   All items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Section 703(a)(1) of the Code shall be taken into account; and

(ii)   Any tax-exempt income of the Company, not otherwise taken into account in computing Operating Profit or Operating Loss, shall be included; and

(iii)   Any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Operating Profit or Operating Loss, shall be subtracted; and

(iv)   Gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding the fact that the Gross Asset Value differs from the adjusted basis of the property for federal income tax purposes; and

(v)   In lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation or amortization computed for book purposes; and

(vi)   Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to *Section 4.3* hereof shall not be taken into account; and

(vii)   Any items of Capital Gain or Capital Loss shall not be taken into account.

"Percentage Interest" means the percent derived by dividing the number of Units held by a Member by the total number of Units held by all Members.

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

"Regulations" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Regulatory Allocation" has the meaning set forth in *Section 4.3.7*.

"Remaining Members" has the meaning set forth in *Section 8.3*.

"Responding Member" has the meaning set forth in *Section 6.10.3*.

"Sale" has the meaning set forth in *Section 6.10.5*.

"Sanctioned Member" has the meaning set forth in *Section 8.3*.

"Successor Manager" has the meaning set forth in *Section 5.1*.

"Super Majority Vote" means with respect to any vote taken by the Members or a designated portion of the Members, the affirmative vote in consent of more than seventy-five percent (75%) of the Units held by those Members entitled to participate in such vote.

"Tax Matters Member" has the meaning as set forth in *Section 10.5.*

"Transfer" means any change in legal or beneficial ownership, whether voluntary or involuntary, including without limitation, sale, hypothecation, pledge, assignment, attachment, gift, bequest, devise, or agreement as to status of property (e.g., community property agreement).

"Unit" means a unit of Interest in the Operating Profit, Operating Loss, Capital Gain, Capital Loss, and the distributions, of the Company.

"Unreturned Capital Contribution" means the initial Capital Contribution made by the Members attributable to his or her Units and not yet returned to him or her through distributions pursuant to *Section 4.2.3.*